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                               June 25, 2020

       Mark Godsy
       Chief Executive Officer
       Shackelford Pharma Inc.
       1177 West Hastings St. Suite 2300
       Vancouver, BC V6E 2K3

                                                        Re: Shackelford Pharma
Inc.
                                                            Amendment No. 1 to
Offering Statement on Form 1-A
                                                            Filed June 11, 2020
                                                            File No. 024-11206

       Dear Mr. Godsy:

             We have reviewed your amended offering statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your offering statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your offering statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our May 31, 2020 letter.

       Amended Form 1-A filed June 11, 2020

       CBD && Nutraceutical Products, page 38

   1. We note your response to prior comment 4 and your use of "nutraceutical." The term
                                                        "nutraceutical" has no
meaning in FDA rules and regulations. To the extent you use the term to describe your
product, you should clearly define the term the first time it is used and briefly explain why
it is an accurate descriptor of your product.
       Proprietary Cannabis-based Formulations, page 39

   2. We note your response to prior comment 8. With respect to your Dispensary segment, you disclose that you
anticipate launching products in 2021 dependent on "positive initial results from clinical
studies...." Please revise to clarify whether you will launch products
 Mark Godsy
Shackelford Pharma Inc.
June 25, 2020
Page 2
      prior to receiving regulatory approval. To the extent that you will, please revise this section to clearly disclose the legality of your plans under U.S. federal law.
Exhibits

3. We note your response to prior comment 11 and reissue. Please have counsel revise the opinion filed as Exhibit 12.1 to remove the statement that with respect to the opinion that the shares will be fully paid and non-assessable, "[n]o opinion is expressed as to the adequacy of any consideration received," or provide an analysis as to why this statement is necessary and appropriate.
       You may contact David Burton at 202-551-3626 or Kevin Vaughn at 202-551-3494 if
you have questions regarding comments on the financial statements and related matters. Please contact Jeffrey Gabor at 202-551-2544 or Mary Beth Breslin at 202-551-3625 with any other questions.



                                                            Sincerely,
FirstName LastNameMark Godsy
                                                            Division of
Corporation Finance
Comapany NameShackelford Pharma Inc.
                                                            Office of Life
Sciences
June 25, 2020 Page 2
cc:       Daniel D. Nauth, Esq.
FirstName LastName